15473 East Freeway (I-10 East), Channelview, TX  77530
Telephone:  281-862-2201         Facsimile:  281-862-2522

Eugene L. Butler
Chief Financial Officer

December 31, 2008

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

RE:	Extension Request No. 2 Deep Down, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 1, 2008 Comment Letter Dated December 3, 2008 File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), please consider this letter formal notification of our request for an extension until January 15, 2009 to respond to your comments about the caption filings dated April 1, 2008, regarding Deep Down’s above Form 10-KSB.

Our accounting staff, together with our independent auditors, is working diligently on our response, but needs additional time to complete.    Due to the holiday season, we have incurred an unusual absence of key accounting staff normally available for such requests.

I can be reached at (281) 862-2201 if you have any questions or would like to discuss further.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc  Ronald E. Smith
      Robert L. Sonfield, Jr.